11100 Santa Monica Blvd., Suite 800 Los Angeles, CA 90025 Tel: ((310) 966-1444 www.brileyfin.com

April 30, 2025

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention: Michael Volley, Amit Pande, Todd K. Schiffman and James Lopez

Re:	B. Riley Financial, Inc.

Response to Comments dated November 1, 2024

File No. 001-37503

Ladies and Gentlemen:

On behalf of B. Riley Financial, Inc. (“we” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated March 24, 2025, relating to responses to comments dated November 1, 2024. In this letter, we have recited the comments from the Staff in italicized type and have followed each comment with the Company’s response.

Response dated November 1, 2024

(h) Loans Receivable, page 12

1.	Noting you disclose that you elected the fair value option for all outstanding loans receivable, please tell us how your disclosure that you defer loan origination fees and certain direct origination costs is consistent with the guidance in ASC 825-10-25-3. Please revise future filings as needed.

Response to Comment 1:

The Company respectively acknowledges the Staff’s comment and advises the Staff that outstanding loans receivables for which the fair value option has been elected are recorded at fair value at each reporting period in the balance sheet consistent with the guidance in ASC 825-10-25-3. The Company has not recorded an additional asset for unamortized costs, origination fees, and premiums and discounts in the consolidated balance sheet. In our disclosure for loans receivable on page 12 an immaterial amount of $292 of the $3,210 at September 30, 2024 relates to upfront fees that will be revised in future filings to be recorded in earnings pursuant to the guidance in ASC 825-10-25-3. The remaining $2,918 relates to original issue discount which is included in interest income utilizing the effective interest method. In reporting interest income separately from the change in fair value of loans receivable, for the original issue discount the Company considered the following interpretive guidance from section 12.4.1.1.1.2 of the Deloitte Roadmap to Fair Value Measurements (Including the Fair Value Option):

If an entity elects, as an accounting policy, to separately present interest income or interest expense on an interest-bearing financial instrument accounted for at fair value through earnings, the entity should, with one exception, include amortization or accretion of any premium or discount on the instrument as part of the separately reported interest income or interest expense. If the fair value initially recognized for an interest-bearing financial instrument (e.g., debt) differs from the principal amount due at maturity (“par”), this difference is a premium or discount that should be amortized or accreted. An entity should recognize the amortization or accretion in interest income or interest expense if it is separately presented. Under ASC 320-10-35-4 and ASC 325-40-35-2, the method used to measure interest income or interest expense on an interest-bearing financial instrument (including any amortization or accretion of a premium or discount) should be the same regardless of the measurement attribute (e.g., amortized cost) used to measure the financial instrument. Thus, the premium or discount should be amortized by using the interest method that would have applied to the interest-bearing financial asset or financial liability if it had not been recognized at fair value through earnings.

B. Riley Financial, Inc.| www.brileyfin.com | NASDAQ: RILY	1

Securities & Exchange Commission	April 30, 2025

Note 4 - Discontinued Operations

Brands Transaction, page 31

2.	We note your disclosures on page 31 and various transactions noted on page 76 related to the disposal of the Brands. Please address the following:

●	Please tell us and revise future filings to clarify if the Brookstone intellectual property was owned by a consolidated entity. If not, please clarify how it was accounted for before the disposal.

●	Please tell us what the loss of $113 million presented as “Realized and unrealized losses on investments” on page 34 represents and tell us how the $39 million as “Loss on disposal” on page 34 was determined for the quarter ended September 30, 2024.

●	Please reconcile for us the losses noted in the preceding bullet point disclosed on page 34 to the losses disclosed on page 76 described as (1) a subsequent fair value adjustment for the sale of bebe at September 30, 2024 in the amount of approximately $20 million and (2) a deconsolidation loss at September 30, 2024 in the amount of approximately $133 million detailing how these losses were determined. Please revise future filings as needed to ensure the losses related to the deconsolidation of the consolidated entities and the derecognition of equity interests measured at fair value are appropriately presented in the notes to your financial statements and described throughout your filing.

●	Please tell us if there was any gain or loss recognized related to the disposal of your equity interests measured at fair value related to the Hurley, Justice and Scotch & Soda brands. Please revise future filings as needed.

●	We note your disclosure that the Company’s ownership in the Brand Interest will be reported as a non-controlling equity method investment. Please tell us in detail and revise future filings to clearly disclose the key details of any retained interests and disclose information about any continuing involvement. Refer to ASC 205-20-50-4A for guidance.

●	We note your disclosure that the bebe transaction was completed on October 25, 2024. Please tell us why you appear to have deconsolidated the entities as of September 30, 2024. Please revise your disclosure as needed.

●	Noting that you appear to be accounting for the transfer of brand interests to the securitization entity as a sale, please revise your disclosure describing the transaction to be consistent with your accounting. For example, we note you describe the transactions as “secured financing” which implies the transaction is simply a financing transaction and not a sale.

Response to Comment 2:

The Company respectfully acknowledges the Staff’s comment, and informs the Staff as follows.

First Bullet: The intellectual property of Brookstone was not owned by a consolidated entity of B. Riley. Rather, the intellectual property of Brookstone was owned by BKST Brand Management, LLC. BKST Brand Management was an equity investment of bebe stores, inc., a majority owned subsidiary of B. Riley, accounted for as an equity investment using the fair value option.

B. Riley Financial, Inc.| www.brileyfin.com | NASDAQ: RILY	2

Securities & Exchange Commission	April 30, 2025

Second, Third & Fourth Bullets: The amounts recorded for the Brands Transaction included in Note 4 – Discontinued Operations starting on page 34 and page 76 is comprised of the following:

	Equity Method Investments	Six Brands Operating Business	Total

bebe sale transaction for equity method investments completed subsequent to September 30, 2024, on October 25, 2024:
Fair value adjustments on equity method BB Brand Holdings, LLC and BKST (a)	$(20,043)	n/a	$(20,043)

Secured financing transaction completed subsequent to September 30, 2024, on October 25, 2024:
Fair value adjustments on equity method investments for Hurley, Justice and S&S (b)	(93,191)	n/a	(93,191)

Expected loss on disposal of Six Brands operating business (c)	n/a	(39,500)	(39,500)
Subtotal - Secured financing transaction completed subsequent to September 30, 2024, on October 25, 2024	$(93,191)	$(39,500)	$(132,691)

Total loss reported from Brands Transaction	$(113,234)	$(39,500)	$(152,734)

(a)	bebe stores, inc. owned two equity method investments that were accounted for under the fair value option, comprised of BB Brand Holdings, LLC and BKST Brand Management, LLC. During the quarter ended September 30, 2024, the Company recorded fair value adjustments that resulted in a $20 million loss that was reported in the income statement in discontinued operations Note 4 – Discontinued Operations of the Brand Transaction under the caption realized and unrealized gains (losses) on investments.

(b)	B. Riley through its majority-owned subsidiary BR Brand Holdings, LLC owned three equity method investments that were accounted for under the fair value option which were comprised of HRLY Brand Management LLC (“Hurley”), Justice Brand Management LLC (“Justice”), and S&S Brand Management LLC (“S&S”) and during the quarter ended September 30, 2024, the Company recorded fair value adjustments that resulted in a $93 million loss that was reported in the income statement in discontinued operations in Note 4 – Discontinued Operations of the Brand Transaction under the caption realized and unrealized gains (losses) on investments.

The total of these losses on equity method investments in the amount of approximately $113 million comprises the $113.2 million loss that is included in Note 4 – Discontinued Operations within the income statement of the Brands Transaction under the caption realized and unrealized gains (losses) on investments.

(c)	In addition to the equity method investments mentioned above, B. Riley’s results of operations historically included operating revenues and expenses generated from its majority owned subsidiary that licensed the trademarks and intellectual properties of six other brands: Catherine Malandrino, English Laundry, Joan Vass, Kensie Girl, Limited Too and Nanette Lepore (collectively, the “Six Brands”). As a result of the secured financing transaction accounted for as a sale in the fourth quarter, the net assets sold were written down to their fair value less estimated costs of disposal at quarter ended September 30, 2024 which resulted in a loss of $39.5 million that is included in Note 4 – Discontinued Operations within the income statement of the Brands Transaction under the caption loss on disposal for the quarter ended September 30, 2024.

The combined total of the loss recorded from secured financing transaction in the amount of $133 million on page 76 accounted for as a sale in the fourth quarter of 2024 is comprised of the loss on the sale of the three equity method investments noted above (Hurley, Justice and S&S) in the amount of $93 million and the loss on disposal of $39.5 million related to the Six Brands noted above. In future filings, the Company will modify the disclosure to make clear which losses are related to the fair value adjustments for equity method investments accounted for under the fair value option and which are related to the loss on disposal from the Six Brands that were an operating business of the Company.

B. Riley Financial, Inc.| www.brileyfin.com | NASDAQ: RILY	3

Securities & Exchange Commission	April 30, 2025

Fifth Bullet: After the disposal of the three equity investments – HRLY Brand Management LLC, Justice Brand Management LLC, and S&S Brand Management LLC – and the Company’s majority owned subsidiary BR Brand Holdings, LLC (collectively, the “Brand Securitized Assets”), B. Riley retains a non-controlling equity investment in the ownership of BR Funding Holdings 2024-1, LLC, which is the ultimate parent company of the Brand Securitized Assets. The retained non-controlling equity investment in the ownership of BR Funding Holdings 2024-1, LLC represents a common interest that has only nominal value, if any, and is not expected to have any value in the future since there is no expectation of any future distributions or participation in future cash flows by the common interest holders. B. Riley does not have any significant continuing involvement after the disposal date since B. Riley does not have any representation on the Board, voting rights, protective rights, policy making decisions or management of BR Funding Holdings 2024-1, LLC. In future filings, including the Company’s Annual Report on Form 10-K for the year ended December 31, 2024 (the “2024 Form 10-K”), we will provide additional disclosure about our retained interest and continuing involvement.

Sixth Bullet: bebe is a majority-owned subsidiary of the Company and was not deconsolidated at September 30, 2024. At September 30, 2024, the bebe subsidiary continued to hold the two equity investments – the equity investments in BB Brand Holdings, LLC and BKST Brand Management, LLC – which are included in assets of discontinued operations in the consolidated balance sheet of B. Riley at September 30, 2024 and December 31, 2023 and the remaining operating business of bebe outside of the assets of discontinued operations is comprised of the rent-to-own stores which is still reported in the continuing operations of the Company within All Other in the segment reporting. More specifically, the two equity investments are included in Note 4 – Discontinued operations in the class of assets labelled Securities and other investments owned, at fair value and have not been deconsolidated as of September 30, 2024. In Note 4 – Discontinued Operations, we have disclosed the following:

“upon completion of the Secured Financing of the Brand Interests, the Company will deconsolidate the ownership of the Brand Interests and the Company’s ownership in the Brand Interest will be reported as a non-controlling equity method investment that is estimated to have nominal value as a result of the liquidation preferences and notes that were issued as part of the Secured Financing ….”

Seventh Bullet: In future filings, we will revise the disclosure above that the transaction was accounted for as a sale during the fourth quarter of 2024 per the Staff’s comment.

3.	Please address the following related to the disposal of the Great American Group:

●	Tell us how you measured the fair value of the retained Class B Preferred Units and Common Units.

●	Tell us how you determined the gain on sale of $235 million which will be recognized in the fourth quarter.

●	Revise to disclose the information required by ASC 810-10-50-1B.d and .e related to the retained Class B Preferred Units and Common Units.

Response to Comment 3:

The Company respectfully acknowledges the Staff’s comment, and informs the Staff that the fair value of the retained interest in the Class B Preferred Units of Great American Group was valued using discounted cash flows expected from the Class B Preferred Units using an estimated discount rate that a market participant would expect from a similar security with an estimated investment exit date of five years from the transaction date. The fair value of the retained interest in the Common Units of Great American Group was valued using a market multiple approach utilizing and further supported by the transaction price that was paid by the acquiring party pursuant to the equity purchase agreement dated November 15, 2024 for the Class A Preferred Units and 53% of the Common Units by third party. The gain on the sale of the interests in Great American Group was determined in accordance with ASC 840-10-40-5 and included the aggregate of (a) B. Riley’s share of the cash consideration received for the sale of B. Riley’s interest in the Class A Preferred Units and Common Units in accordance with the equity purchase agreement, (b) the fair value of B. Riley’s retained interests, consisting of the Class B Preferred Units and Common Units of Great American Group, and (c) the carrying amount of the noncontrolling interest on the date Great American Group was deconsolidated, less the carrying value of the net assets of Great American Group. In future filings, the Company will include the disclosure required by ASC 810-10-50-1B d. and e., including the 2024 Form 10-K, that includes the valuation techniques and the inputs that were used to value B. Riley’s retained interest in Great American Group on the deconsolidation date of November 15, 2024.

B. Riley Financial, Inc.| www.brileyfin.com | NASDAQ: RILY	4

Securities & Exchange Commission	April 30, 2025

MD&A - Capital Markets, page 69

4.	We note your response to prior comment 30. Please tell us whether you sold the publicly traded common stock in 2024. If not, please tell us where it is presented in the Securities and Other Investments Owned Portfolio table on page 73.

Response to Comment 4:

The Company respectfully acknowledges the Staff’s comment, and informs the Staff that the Company sold all of the publicly traded common stock during the first quarter ended March 31, 2024.

MD&A - Wealth Management, page 71

5.	Please refer to prior comment 3. We note your disclosure of total assets under management (AUM) of $25.7 billion and that $8.1 billion was attributable to advisory AUM at September 30, 2024. Please tell us and revise future filings to clarify what the non-advisory AUM relates to, how this AUM generates revenue and where the revenue it is presented in the income statement.

Response to Comment 5:

The Company respectfully acknowledges the Staff’s comment, and informs the Staff that the non-advisory AUM represents brokerage assets of clients. Revenues from the brokerage assets is primarily comprised of brokerage commission and fee revenue earned from the Company’s brokerage platform and products offered by the Company’s wealth management advisors to their clients, which is included in Services and fees in our Consolidated Statement of Operations. In future filings, including the 2024 Form 10-K, we will provide additional disclosure about the non-advisory AUM.

Item 13 Certain Relationships, page 76

6.	We note your response to prior comment 13 regarding the entities identified under Note 22. Please advise us of the details of their relationships to you, including quantification of indirect ownership interests.

Response to Comment 6:

The Company respectfully acknowledges the Staff’s comment, and provides the following information concerning the entities identified in Note 22 that are not included in Item 13. Certain Relationships and Related Transactions, and Director Independence on page 76 of our Form 10-K for the year ended December 31, 2023 and why, for accounting purposes, they are treated as “related parties”. Except as noted below, no related person (as such term is defined in Item 404 of Regulation S-K - i.e., any director, director nominee, executive officer, or, to the Company’s knowledge, five percent or greater stockholder of the Company, or any of their immediate family members) had an interest in any such entity during the period January 1, 2023 through the filing of the 2024 proxy statement on May 10, 2024 with the SEC:

1.	Charah Solutions, Inc. (“Charah”) – The Company respectfully advises the Staff that this entity was included in its related party footnote due to the fact that prior to 2023, one of the Company’s executive officers was a director of Charah, but resigned as a member of the board of directors of Charah on September 13, 2022 and accordingly no disclosure is required by Item 13.

B. Riley Financial, Inc.| www.brileyfin.com | NASDAQ: RILY	5

Securities & Exchange Commission	April 30, 2025

2.	Lingo – The Company respectfully advises the Staff that prior to May 31, 2022, this entity was included in its related party footnote due to the fact that the Company owned 40% of the equity interests of Lingo and thereby exercised significant influence over Lingo. On May 31, 2022, the Company increased its ownership to 80% of the equity interests of Lingo (acquired from a third party) and Lingo became a majority owned subsidiary of the Company. On February 23, 2023, the Company acquired the remaining equity interests in Lingo from a third party, increasing the Company's ownership interest to 100%. Accordingly, no disclosure is required in Item 13.

3.	Targus - The Company respectfully advises the Staff that the Company acquired Targus on October 18, 2022 from third parties, including a former member of the Company’s board of directors who resigned from the Company’s board of directors in connection with the transaction. Targus was a wholly-owned subsidiary of the Company during the year ended December 31, 2023. Accordingly, no disclosure is required in Item 13.

4.	Applied Digital (“APLD”) – The chief executive officer of APLD was a member of management of a B. Riley subsidiary which created the related party relationship in 2023 and disclosure in Note 22. Such management member was not an executive officer, director or significant stockholder of B. Riley during 2023. Executive officers and board members of B. Riley own, directly or indirectly, approximately 3.1% of the outstanding equity interests in APLD at December 31, 2023. Accordingly, no disclosure is required in Item 13.

5.	California Natural Resources Group, LLC (CalNRG”) – The Company owned a 22.5% preferred interest in CalNRG and thereby exercised significant influence over CalNRG. This created the related party relationship in 2023 and disclosure in Note 22. No related person has any interest in CalNRG. Accordingly, no disclosure is required by Item 13.

6.	Faze Clan – The Company owns approximately 11.9% of the outstanding shares of Faze Clan’s common stock at December 31, 2023 and a member of B. Riley’s management team was also a member of the board of directors of Faze Clan for a portion of 2023 until his resignation from the Faze Clan board of directors in September 2023. This created the related party relationship in 2023 and disclosure in Note 22. The member of B. Riley’s management was not an executive officer, director or significant stockholder of B. Riley during 2023. The Company did not provide any services to Faze Clan during 2023. At December 31, 2023, the Company did not have any representation on the board of directors of Faze Clan. Accordingly, no disclosure is required by Item 13.

7.	Torticity, LLC (“Torticity”) – The Company owns a 4.7% interest in Torticity and a member of B. Riley’s management was also a member of the board of directors of Torticity during 2023. This created the related party relationship in 2023 and disclosure in Note 22. The member of B. Riley’s management was not an executive officer, director or significant stockholder of B. Riley during 2023. Executive officers of B. Riley own approximately 0.4% of the equity interests in Torticity at December 31, 2023. There were no transactions of the level of significance that would have required disclosure in Item 13.

B. Riley Financial, Inc.| www.brileyfin.com | NASDAQ: RILY	6

Securities & Exchange Commission	April 30, 2025

8.	Kanaci Technologies, LLC (“Kanaci”) – The Company owned approximately 12.2% of the equity interests in Kanaci and a member of B. Riley’s management was also a member of the board of directors of Kanaci during 2023. This created the related party relationship in 2023 and disclosure in Note 22. The member of B. Riley’s management was not an executive officer, director or significant stockholder of B. Riley during 2023. Accordingly, no disclosure is required by Item 13.

9.	Freedom VCM Holdings, LLC (“Freedom VCM”) – The Company owns approximately 31% of the equity interests in Freedom VCM. Additionally, the Company was the general partner of two funds, the fund documentation for which allows the non-affiliated limited partners of the two funds to remove the general partner with a with a simple majority vote. These two funds own approximately 28% of the equity interests in Freedom VCM. In addition, one of B. Riley’s Co-CEO’s became a member of the board of directors of Freedom VCM on August 21, 2023. These matters created the related party relationship in 2023 and disclosure in Note 22. Executive officers and board members of B. Riley owned indirectly through investments in the two funds approximately 1.2% of the equity interests of Freedom VCM at December 31, 2023. Accordingly, no disclosure is required by Item 13.

10.	Vintage Capital Management - Brian Kahn (“VCM”) – The managing partner and owner of VCM is Brian Kahn who was also the Chief Executive Office of Franchise Group, Inc. and became the Chief Executive Officer of Freedom VCM upon closing of the take private transaction on August 21, 2023. The Company also has a promissory note from VCM that is collateralized by equity interests of Freedom VCM owned by Mr. Kahn and his wife. In light of the Company’s determination that the repayment of the promissory note would be paid primarily from the cash distributions from the underlying collateral provided by Mr. Kahn and his spouse (i.e. the Freedom VCM equity interests they owned) or foreclosure, the Company determined that both VCM and Mr. Kahn are related parties at December 31, 2023. This created the related party relationship in 2023 and disclosure in Note 22. No related person has any interest in VCM. Accordingly, no disclosure is required by Item 13.

MD&A - Revenues, page 86

7.	Noting the materiality of the amounts recognized and the impact on financial results, please revise to provide additional detail, including any underlying causes, related to the trading losses in your proprietary trading accounts recognized in the Capital Markets segment in 2024. Your MD&A disclosure should inform an investor about the quality of, and potential variability of your revenue, earnings and cash flow, so an investor can ascertain the likelihood that past performance is indicative of future performance.

Response to Comment 7:

The Company respectfully acknowledges the Staff’s comment, and informs the Staff that in future filings the Company will provide additional detail on these matters, including the 2024 Form 10-K, related to (a) trading losses in our proprietary trading accounts recognized in the Capital Markets segment in 2024 and (b) disclosure and comments on the quality of, and potential variability of revenue, earnings and cash flows generated.

General

8.	We note your response to prior comment 1 and that the Senior Notes are discussed as a significant source of funding. We also note the Form 10-Q for September 30, 2024 includes disclosure that you are considering a number of additional strategic alternatives to satisfy obligations with respect to at least one series of the notes. Please revise future filings to provide the disclosure requested in prior comment 1 with respect to their importance to your operations and liquidity.

Response to Comment 8:

The Company respectfully acknowledges the Staff’s comment, and informs the Staff that the Company will provide additional disclosure in future filings, including the 2024 Form 10-K, related to the importance of our Senior Notes to our operations and liquidity.

* * * * *

B. Riley Financial, Inc.| www.brileyfin.com | NASDAQ: RILY	7

Securities & Exchange Commission	April 30, 2025

Please direct your questions or comments regarding the Company to me at (818) 746-9194. Thank you for your assistance.

Sincerely,

B. Riley Financial, Inc.

By:	/s/ Phillip Ahn
Phillip Ahn Chief Financial Officer

cc:	Howard Weitzman

Alan N. Forman, Esq.

B. Riley Financial, Inc.

Patrick S. Brown, Esq.

Sullivan & Cromwell LLP

Richard Cooke

CBIZ, Inc.

B. Riley Financial, Inc.| www.brileyfin.com | NASDAQ: RILY	8